OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A2

Statement by Holding Company Claiming Exemption under Rule U-3a-2 from the provisions of the Public Utility Holding Company Act of 1935

To be filed Annually Prior to March 1
ALASKA POWER & TELEPHONE COMPANY
--------------------------------------------------------------------------------
(Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
       (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.


3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:


       (a) Number of kWh. Of electric energy sold (at retail or wholesale) and Mcf. Of natural or manufactured gas distributed at retail.

       (b) Number of kWh. of electric energy and Mfc. Of natural or manufactured gas distributed at retail outside the State in which each company is organized.

       (c) Number of kWh. Of electric energy and MCF. OF NATURAL OR MANUFACTURED AS SOLD AT WHOLESALE OUTSIDE THE State in which each such company is organized, or at the State line.

       (d) Number of kWh. Of electric energy and Mcf. Of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

       (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

       (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

       (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1834 (2-97)


       (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

       (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 31st day of March, 2000.

ALASKA POWER & TELEPHONE COMPANY
--------------------------------------------------------------------------------
 Name of claimant

                                                        By    Russell A. Smith
                                                              ------------------
                                                        (title)   VP/CONTROLLER
                                                                  --------------

CORPORATE SEAL

Attest:      HOWARD GARNER ,  EXECUTIVE VICE PRESIDENT
             -----------------------------------------


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


ALASKA POWER & TELEPHONE COMPANY                RUSSELL A. SMITH, VP/CONTROLLER
--------------------------------                --------------------------------
          (Name)                                             (Title)
P.O. BOX 3222, PORT TOWNSEND, WASHINGTON   98368

                  EXHIBIT B  Financial Data Schedule


If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


               Item No.               Caption Heading
                  1                     Total Assets
                  2                     Total Operating Revenues
                  3                     Net Income

EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                           ATTACHMENTS TO FORM U-3A-2

1. Name of claimant is Alaska Power & Telephone Company (AP&T). AP&T operates as a regulated public utility providing electric and/or telephone service. AP&T is fully regulated by the Regulatory Commission of Alaska (RCA). AP&T is a Holding Company with the following subsidiaries:

Electric Operations
-------------------
Alaska Power Company - Serving the  following  communities  in Alaska:  Skagway,
     Haines, Tok, Dot Lake, Chistochina, Mentasta Lake, Tetlin, Tanacross, Healy Lake, Bettles/Evansville, Northway, Northway Village, Allakaket/Alatna, Eagle, Eagle Village, Craig, Hydaburg, Hollis, Coffman Cove, Klawock, and Whale Pass. (Retail and wholesale electric generation and distribution).

BBL Hydro, Inc. -  Prince of Wales Island (wholesale hydroelectric generation).

Goat Lake Hydro, Inc. -  Skagway (wholesale hydroelectric generation).

Telecommunication Operations
----------------------------
Alaska Telephone Company - Serving the following communities in Alaska: Skagway,
     Tok, Dot Lake, Dry Creek, Tetlin, Chisana, Healy Lake, Craig, Hydaburg, Hollis, Naukati, Whale Pass, Myers Chuck, and Edna Bay.

Bettles Telephone, Inc. - Serving; Bettles, Evansville and Jim River Camp.

North Country Telephone, Inc. - Serving; Eagle and Eagle Village.

AP&T Wireless  Inc. - Serving; Ketchikan, Juneau and the surrounding areas.

AP&T Long Distance Inc. - Serving; Alaska communities

2. All operations of AP&T are conducted solely within Alaska. There is no natural gas activity. Diesel-powered generators and or hydroelectric generation systems generate the electric service in each location. There is no intertie to other electric systems or generation sources.

3.  (a)  Number of kWh sold (by individual subsidiary):
         Alaska Power Company                       58,909,638  kWh retail
                                                    4,629,106  kWh wholesale
    (b)  None sold or distributed out of the state of Alaska.
    (c)  None sold or distributed out of the state of Alaska.
    (d)  None sold or distributed out of the state of Alaska.

4. There are no holdings directly or indirectly in an EWG or a foreign utility company.

    Exhibit A, attached is the consolidating financial statements.

                                                                       Exhibit A
CONSOLIDATING BALANCE SHEETS - ASSETS
December 31, 1999
                                                      AP&T       ALD        APC         ATC         ATW          BBL           BTT
Assets
Utility Plant:
   Electric                                         2,328,080            37,974,713                            10,361,242
   Telecommunications                                                                 12,535,619    644,251                 725,351
   Non-Utility Plant                                  257,978
                                                   -----------  ------- ------------  ----------  ----------  -----------  ---------
                                                    2,586,058        0   37,974,713   12,535,619    644,251    10,361,242   725,351

   Less accumulated depreciation                    1,427,116            13,132,816    3,807,959     99,334       924,896   361,129
                                                   -----------  ------- ------------  ----------  ----------  -----------  ---------
                                                    1,158,942        0   24,841,897    8,727,660    544,917     9,436,346   364,222

   Utility plant under construction                   258,948             1,812,501      661,432     30,302                     355
                                                   -----------  ------- ------------  ----------  ----------  -----------  ---------
Total utility plant                                 1,417,890        0   26,654,398    9,389,092     575,219    9,436,346   364,577

Other assets:
   Investment in Subsidiaries                      24,407,792
   Preliminary survey and investigation costs                               491,447
   Investment in CoBank                               794,148
   Notes Receivable                                    31,407
   Special Funds Restricted
   Other                                            3,005,313    7,061      129,978                  11,414       140,866
                                                   -----------  ------- ------------  ----------  ----------  -----------  ---------
Total other assets                                 28,238,660    7,061      621,425            0     11,414       140,866         0

Current assets:
   Cash                                               710,453                48,272       23,207      1,090
   Trade accounts receivable                              756             1,111,077      941,114     81,861                  20,788
   Other receivables                                  457,395                21,430                  36,108
   Contracts Receivable                               447,431
   Fuel, supplies, and other inventory                                      632,929       91,637    301,607                   1,217
   Income Taxes Recoverable                           347,894
   Prepaid expenses and other                          57,815
   Costs in Exces of Billing                          297,708
                                                   -----------  ------- ------------  ----------  ----------  -----------  ---------
Total current assets                                2,319,452        0    1,813,708    1,055,958    420,666             0    22,005
                                                   -----------  ------- ------------  ----------  ----------  -----------  ---------
                                                   31,976,002    7,061   29,089,531   10,445,050  1,007,299     9,577,212   386,582
                                                   ===========  ======= ============  ==========  ==========  ===========  =========

AP&T         Alaska Power & Telephone Company
ALD          AP&T Long Distance
APC          Alaska Power Company
ATC          Alaska Telephone Company
ATW          AP&T Wireless, Inc.
BBL          BBL Hydro, Inc.
BTT          Bettles Telephone, Inc.
GLH          Goat Lake Hydro, Inc.
NCT          North Country Telephone, Inc.

CONSOLIDATING BALANCE SHEETS - ASSETS
December 31, 1999
                                                       GLH          NCT      Combined     Elimination     Consoldiated
Assets
Utility Plant:
   Electric                                         16,940,134              67,604,169                      67,604,169
   Telecommunications                                             291,953   14,197,174                      14,197,174
   Non-Utility Plant                                                                          257,978          257,978
                                                   ------------  --------  ------------   ------------  ---------------
                                                    16,940,134    291,953   82,059,321              0       82,059,321

   Less accumulated depreciation                       358,098    106,074   20,217,422                      20,217,422
                                                   ------------  --------  ------------   ------------  ---------------
                                                    16,582,036    185,879   61,841,899                      61,841,899

   Utility plant under construction                     13,491          0    2,777,029                       2,777,029
                                                   ------------  --------  ------------   ------------  ---------------
Total utility plant                                 16,595,527    185,879   64,618,928              0       64,618,928

Other assets:
   Investment in Subsidiaries                          244,031                 735,478                         735,478
   Investment in CoBank                                                        794,148                         794,148
   Notes Receivable                                                             31,407                          31,407
   Special Funds Restricted                          6,753,104               6,753,104                       6,753,104
   Other                                               517,857               3,812,489                       3,812,489
                                                   ------------  --------  ------------   ------------  ---------------
Total other assets                                   7,514,992          0   36,534,418    (24,407,792)      12,126,626

Current assets:
   Cash                                                                (6)     783,016                         783,016
   Trade accounts receivable                                       27,761    2,183,357                       2,183,357
   Other receivables                                   757,690               1,272,623                       1,272,623
   Contracts Receivable                                                        447,431
   Fuel, supplies, and other inventory                              2,090    1,029,480                       1,029,480
   Income Taxes Recoverable                                                    347,894                         347,894
   Prepaid expenses and other                                                   57,815                          57,815
   Costs in Exces of Billing                                                   297,708                         297,708
                                                   ------------  --------  ------------   ------------  ---------------
Total current assets                                   757,690     29,845    6,419,324              0        5,971,893
                                                   ------------  --------  ------------   ------------  ---------------
                                                    24,868,209    215,724  107,572,670    (24,407,792)      83,164,878
                                                   ============  ========  ============   ============  ===============

AP&T         Alaska Power & Telephone Company
ALD          AP&T Long Distance
APC          Alaska Power Company
ATC          Alaska Telephone Company
ATW          AP&T Wireless, Inc.
BBL          BBL Hydro, Inc.
BTT          Bettles Telephone, Inc.
GLH          Goat Lake Hydro, Inc.
NCT          North Country Telephone, Inc.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEETS - LIABILITIES AND EQUITY
December 31, 1999

                                                      AP&T        ALD       APC          ATC         ATW         BBL          BTT

Liabilities and stockholders' equity

Stockholders' equity:
  Common stock, $1 par value:
   Authorized shares, - 2,000,000
   Issued and outstanding shares - 937,016          1,202,034
  Additional paid-in capital                        6,027,600
  Retained earnings                                13,743,576
                                                  ------------  ------- ------------  ----------  ----------  -----------  ---------
Total stockholders' equity                         20,973,210        0            0           0           0                       0

Parent Company Equity                                            7,061   12,426,996   9,297,313     750,203      402,910    275,462
                                                  ------------  ------- ------------  ----------  ----------  -----------  ---------

Long-term debt, less current portion                9,258,906            13,541,973                            7,632,724
                                                  ------------  ------- ------------  ----------  ----------  -----------  ---------

Other liabilities:
  Deferred investment tax credits                      12,804
  Deferred income taxes                               192,417             1,899,389     956,004     165,556    1,337,845     51,031
  Customer advances for construction                                        207,910
  Deferred Credits                                                                                   86,386                  55,000
                                                  ------------  ------- ------------  ----------  ----------  -----------  ---------
Total other liabilities                               205,221        0    2,107,299     956,004     251,942    1,337,845    106,031

Current liabilities:
  Trade accounts payable                              656,934                31,868      47,349                   35,210      1,679
  Accrued taxes and expenses                          546,693               146,048      18,670       6,857       51,075        (91)
  Deferred income taxes                               (39,348)              114,894      25,175      (1,703)      (1,253)       (60)
  Customer deposits and advance billings                                     63,520     100,539                               3,561
  Current portion of long-term debt                   374,386               656,933                              118,701
                                                  ------------  ------- ------------  ----------  ----------  -----------  ---------
Total current liabilities                           1,538,665        0    1,013,263     191,733       5,154      203,733      5,089
                                                  ------------  ------- ------------  ----------  ----------  -----------  ---------
                                                   31,976,002    7,061   29,089,531   10,445,050  1,007,299    9,577,212    386,582
                                                  ============  ======= ============  ==========  ==========  ===========  =========

AP&T         Alaska Power & Telephone Company
ALD          AP&T Long Distance
APC          Alaska Power Company
ATC          Alaska Telephone Company
ATW          AP&T Wireless, Inc.
BBL          BBL Hydro, Inc.
BTT          Bettles Telephone, Inc.
GLH          Goat Lake Hydro, Inc.
NCT          North Country Telephone, Inc.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEETS - LIABILITIES AND EQUITY
December 31, 1999

                                                      GLH          NCT       Combined     Elimination     Consolidated

Liabilities and stockholders' equity

Stockholders' equity:
  Common stock, $1 par value:
   Authorized shares, - 2,000,000
   Issued and outstanding shares - 937,016                                   1,202,034                       1,202,034
  Additional paid-in capital                                                 6,027,600                       6,027,600
  Retained earnings                                                         13,743,576                      13,743,576
                                                   ------------  --------  ------------   ------------  ---------------
Total stockholders' equity                                   0         0    20,973,210                      20,973,210

Parent Company Equity                                1,083,022   164,825    24,407,792    (24,407,792)              0
                                                   ------------  --------  ------------   ------------  ---------------

Long-term debt, less current portion                22,470,187              52,903,790                     52,903,790
                                                   ------------  --------  ------------   ------------  ---------------

Other liabilities:
  Deferred investment tax credits                                               12,804                         12,804
  Deferred income taxes                              1,320,318    45,682     5,968,242                      5,968,242
  Customer advances for construction                                           207,910                        207,910
  Deferred Credits                                                             141,386                        141,386
                                                   ------------  --------  ------------   ------------  ---------------
Total other liabilities                              1,320,318    45,682     6,330,342              0       6,330,342

Current liabilities:
  Trade accounts payable                                           1,830       774,870                        774,870
  Accrued taxes and expenses                            11,100      (215)      780,137                        780,137
  Deferred income taxes                                                         97,705                         97,705
  Customer deposits and advance billings                           3,602       171,222                        171,222
  Current portion of long-term debt                    (16,418)              1,133,602                      1,133,602
                                                   ------------  --------  ------------   ------------  ---------------
Total current liabilities                               (5,318)    5,217     2,957,536                      2,957,536
                                                   ------------  --------  ------------   ------------  ---------------
                                                     24,868,209  215,724   107,572,670    (24,407,792)     83,164,878
                                                   ============  ========  ============   ============  ===============

AP&T         Alaska Power & Telephone Company
ALD          AP&T Long Distance
APC          Alaska Power Company
ATC          Alaska Telephone Company
ATW          AP&T Wireless, Inc.
BBL          BBL Hydro, Inc.
BTT          Bettles Telephone, Inc.
GLH          Goat Lake Hydro, Inc.
NCT          North Country Telephone, Inc.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME
For the year ended December 31, 1999

                                                      AP&T        ALD       APC          ATC         ATW         BBL         BTT
Revenues:
   Electric                                                               11,667,136                            1,402,270
   Telecommunications                                           353,036                6,251,780     669,023                340,061
                                                  ------------  -------  ------------  ----------  ----------  ----------- ---------
Total revenues                                              0   353,036   11,667,136   6,251,780     669,023    1,402,270   340,061

Expenses:
   Electric                                            33,690              8,996,407                              570,249
   Telecommunications                                           424,710                4,805,219     944,891                251,789
                                                  ------------  -------  ------------  ----------  ----------  ----------- ---------
Total expenses                                         33,690   424,710    8,996,407   4,805,219     944,891      570,249   251,789
                                                  ------------  -------  ------------  ----------  ----------  ----------- ---------
Operating income                                      (33,690)  (71,674)   2,670,729   1,446,561    (275,868)     832,021    88,272

Other (income) expense:
   Interest expense                                   561,838                847,476                              579,576
   Interest income                                    (39,513)
   Gross profit on contract revenues                 (957,155)
   Gain on sale on non-utility plant                  (65,904)
   Miscellaneous                                      223,009                                           (150)      (9,500)
                                                  ------------  -------  ------------  ----------  ----------  ----------- ---------
                                                     (277,725)       0       847,476           0        (150)     570,076         0
                                                  ------------  -------  ------------  ----------  ----------  ----------- ---------
Income before income taxes                            244,035   (71,674)   1,823,253   1,446,561    (275,718)     261,945    88,272

Provision for income taxes                             84,285   (24,755)     616,915     499,619     (95,227)      90,471    30,488
                                                  ------------  -------  ------------  ----------  ----------  ----------- ---------
Net income                                            159,750   (46,919)   1,206,338     946,942    (180,491)     171,474     57,784
                                                  ============  =======  ============  ==========  ==========  =========== =========


AP&T         Alaska Power & Telephone Company
ALD          AP&T Long Distance
APC          Alaska Power Company
ATC          Alaska Telephone Company
ATW          AP&T Wireless, Inc.
BBL          BBL Hydro, Inc.
BTT          Bettles Telephone, Inc.
GLH          Goat Lake Hydro, Inc.
NCT          North Country Telephone, Inc.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME
For the year ended December 31, 1999

                                                      GLH          NCT         Combined     Elimination      Consolidated
Revenues:
   Electric                                          1,406,428                14,475,834     (2,808,698)     11,667,136
   Telecommunications
                                                   ------------  ---------   ------------   ------------  ---------------
Total revenues                                       1,406,428     230,265    22,319,999     (2,808,698)     19,511,301

Expenses:
   Electric                                            605,933                10,206,279     (2,808,698)      7,397,581
   Telecommunications                                  161,407   6,588,016                                    6,588,016
                                                   ------------  ---------   ------------   ------------  ---------------
Total expenses                                         605,933     161,407    16,794,295     (2,808,698)     13,985,597
                                                   ------------  ---------   ------------   ------------  ---------------
Operating income                                       800,495      68,858     5,525,704                      5,525,704

Other (income) expense:
   Interest expense                                  1,377,490                 3,366,380                      3,366,380
   Interest income                                    (367,899)                 (407,412)                      (407,412)
   Gross profit on contract revenues                                            (957,155)                      (957,155)
   Gain on sale on non-utility plant                                             (65,904)                       (65,904)
   Miscellaneous                                       (43,707)                  169,652                        169,652
                                                   ------------  ---------   ------------   ------------  ---------------
                                                        965,884         0      2,105,561              0       2,105,561
                                                   ------------  ---------   ------------   ------------  ---------------
Income before income taxes                             (165,389)    68,858     3,420,143              0       3,420,143

Provision for income taxes                              (57,123)    23,782     1,168,455                      1,168,455
                                                   ------------  ---------   ------------   ------------  ---------------
Net income                                             (108,266)    45,076     2,251,688              0       2,251,688



AP&T         Alaska Power & Telephone Company
ALD          AP&T Long Distance
APC          Alaska Power Company
ATC          Alaska Telephone Company
ATW          AP&T Wireless, Inc.
BBL          BBL Hydro, Inc.
BTT          Bettles Telephone, Inc.
GLH          Goat Lake Hydro, Inc.
NCT          North Country Telephone, Inc.

                        Alaska Power & Telephone Company
                                and Subsidiaries

                        Consolidated Financial Statements

                     Years Ended December 31, 1999 and 1998
                       with Report of Independent Auditors

                Alaska Power & Telephone Company and Subsidiaries

                        Consolidated Financial Statements


                     Years Ended December 31, 1999 and 1998




                                    Contents


Report of Independent Auditors............................................... 1


Audited Consolidated Financial Statements

     Consolidated Balance Sheets............................................. 2
     Consolidated Statements of Income....................................... 4
     Consolidated Statements of Stockholders' Equity......................... 5
     Consolidated Statements of Cash Flows................................... 6
     Notes to Consolidated Financial Statements.............................. 7

                         Report of Independent Auditors

The Board of Directors
Alaska Power & Telephone Company

We have audited the accompanying consolidated balance sheets of Alaska Power & Telephone Company and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alaska Power & Telephone Company and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.


February 25, 2000

                Alaska Power & Telephone Company and Subsidiaries

                           Consolidated Balance Sheets


                                                 -------------------------------
                                                           December 31
                                                      1999             1998
                                                 -------------------------------
ASSETS

Utility plant
   Electric and non-utility                      $  67,862,147    $ 63,816,373
   Telecommunications                               14,197,174      12,446,407
                                                 --------------   -------------
                                                    82,059,321      76,262,780

   Less accumulated depreciation                    20,217,422      17,659,799
                                                 --------------   -------------
                                                    61,841,899      58,602,981
   Utility plant under construction                  2,777,029       1,055,788

                       Total utilityplant, net      64,618,928      59,658,769
                                                 --------------   -------------


Other assets
   Preliminary survey and investigation costs          735,478         595,308
   Investments and other assets                      3,823,593       2,653,961
   Goodwill - net of accumulated amortization of
      $113,713 in 1999, and  $80,023 in 1998           783,041         816,731
   Special Funds - Restricted                        6,753,104       6,753,104

                                                 --------------   -------------
                       Total other assets           12,095,216      10,819,104



Current assets
   Cash                                                783,016         779,910
   Accounts receivable, less allowance for
      doubtful accounts of $22,508 in 1999, and
     $16,685 in 1998                                 3,049,589       2,770,220
   Contracts receivable                                885,232          63,360
   Fuel, supplies, and other inventory               1,029,480         976,583
   Income taxes recoverable                            347,894           8,599
   Prepaid expenses                                     57,815          87,649
   Costs and estimated earnings in excess of
      billings on uncompleted contracts                297,708         321,022
                                                 --------------   -------------
                       Total current assets          6,450,734       5,007,343
                                                 --------------   -------------
                                                 $  83,164,878    $ 75,485,216
                                                 ==============   =============






See accompanying notes.                                                       2

                Alaska Power & Telephone Company and Subsidiaries

                           Consolidated Balance Sheets


                                                 -------------------------------
                                                           December 31
                                                      1999             1998
                                                 -------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity Common stock, $1 par value:
     Authorized shares - 2,000,000
     Issued and outstanding shares -
       1,202,034 in 1999, and 1,177,534 in 1998  $   1,202,034    $  1,177,534
   Additional paid-in capital                        6,027,600       5,705,804
   Retained earnings                                13,743,575      12,688,063
                                                 --------------   -------------
                       Total stockholders' equity   20,973,209      19,571,401


Long-term debt
   Goat Lake Hydro, Inc. note payable               22,453,769      22,662,182
   Other notes payable, less current portion        30,450,020      25,195,306
                                                 --------------   -------------
                       Total long-term debt         52,903,789      47,857,488


Other liabilities
   Deferred income taxes                             5,981,046       4,800,944
   Customer advances for construction                  207,910         146,862
                                                 --------------   -------------
                       Total other liabilities       6,188,956       4,947,806


Current liabilities
   Accounts payable                                    774,869       1,280,320
   Accrued taxes and expenses                          921,526         721,101
   Deferred income taxes                                97,704         117,867
   Customer deposits and advance billings              171,223         165,175
   Current portion of long-term debt                 1,133,602         824,058
                                                 --------------   -------------
                       Total current liabilities     3,098,924       3,108,521
                                                 --------------   -------------
                                                    83,164,878    $ 75,485,216
                                                 ==============   =============


See accompanying notes.                                                       3

                Alaska Power & Telephone Company and Subsidiaries

                        Consolidated Statements of Income


                                                 -------------------------------
                                                     Year Ended December 31
                                                    1999                1998
                                                 -------------------------------
Revenues
   Electric                                      $  11,667,136    $ 10,562,706
   Telecommunications                                7,844,165       6,259,424
                                                 --------------   -------------
                       Total revenues               19,511,301      16,822,130



Expenses
   Operations and maintenance - Electric             5,387,848       5,514,805
   Depreciation and amortization - Electric          2,131,611       1,696,334
   Interest expense, net - Electric                  2,645,327       1,237,152
                                                 --------------   -------------
                       Electric Expenses            10,164,786       8,448,291
                                                 --------------   -------------

   Operations and maintenance - Telecommunications   5,418,639       4,314,793
   Depreciation - Telecommunications                 1,169,377         814,762
   Interest expense - Telecommunications               313,640         336,958
                                                 --------------   -------------
                       Telecommunications Expenses   6,901,656       5,466,513
                                                 --------------   -------------

                       Operating income              2,444,859       2,907,326
                                                 --------------   -------------


Other income
   Gross profit on construction contract revenues      957,155          82,264
   Gain on sale of non-utility plant                    65,904         381,375
   Miscellaneous                                       (47,775)         13,525
                                                 --------------   -------------
                       Income before income tax      3,420,143       3,384,490
                                                 --------------   -------------



Provision for income taxes                           1,168,455       1,169,981

                                                 --------------   -------------
                                     Net income  $   2,251,688    $  2,214,509
                                                 ==============   =============

                       Basic earnings per share        $  1.89         $  1.91
                                                 ==============   =============

                     Diluted earnings per share        $  1.86         $  1.86
                                                 ==============   =============


See accompanying notes.                                                       4

                Alaska Power & Telephone Company and Subsidiaries

                 Consolidated Statements of Stockholders' Equity

                                                           Additional
                                                Common       Paid-In      Retained
                                                 Stock       Capital      Earnings       Total
                                              ----------   ----------   -----------   -----------
Balance at January 1, 1998                    $1,143,871   $5,086,137   $11,516,593   $17,746,601

   Net income                                         -            -      2,214,509     2,214,509

   Cash dividends                                     -            -     (1,043,039)   (1,043,039)

   Sale of common stock to ESOP                   28,316      610,188            -        638,504

   Sale of common stock                            4,490       96,760            -        101,250

   Repurchase of common stock                     (8,143)    (174,056)           -       (182,199)

   Common stock options exercised                  9,000       86,775            -         95,775
                                              ----------   ----------   -----------   -----------

Balance at December 31, 1998                   1,177,534    5,705,804    12,688,063    19,571,401

   Net income                                         -            -      2,251,688     2,251,688

   Cash dividends                                     -            -     (1,196,176)   (1,196,176)

   Sale of common stock to ESOP                   35,484      780,657            -        816,141

   Sale of common stock                            3,242       71,324            -         74,566

   Repurchase of common stock                    (31,726)    (698,010)           -       (729,736)

   Common stock options exercised                 17,500      167,825            -        185,325
                                              ----------   ----------   -----------   -----------

Balance at December 31, 1999                  $1,202,034   $6,027,600   $13,743,575   $20,973,209
                                              ==========   ==========   ===========   ===========





See accompanying notes.                                                       5

                Alaska Power & Telephone Company and Subsidiaries

                      Consolidated Statements of Cash Flows

                                                 -------------------------------
                                                     Year Ended December 31
                                                     1999             1998
                                                 -------------------------------
OPERATING ACTIVITIES
Net income                                       $  2,251,688     $  2,214,509
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization                   3,300,988       2,511,096
     Gain on sale of non-utility plant                 (65,904)       (381,375)
     Deferred income tax provision                   1,159,939         456,795
Changes in operating activities:
     Change in accounts receivable                    (216,009)          7,117
     Change in other; assets, liabilities,
       and receivables                                (832,083)       (632,269)
     Change in inventories                             (52,897)         74,205
     Change in income taxes                           (339,295)        296,801
     Change in accounts payable and accrued
       liabilities                                  (237,931)         (160,338)
                                                 --------------   -------------
        Net cash provided by operating activities    4,968,496       4,386,541
                                                 --------------   -------------

INVESTING ACTIVITIES
   Acquisitions of utility plant                    (8,161,554)     (5,371,822)
   Investment in GTE                                  (916,215)              0
   Other Investments                                  (253,418)       (652,977)
   Preliminary survey and investigation costs         (140,170)       (182,691)
                                                 --------------   -------------
        Net cash used in investing activities       (9,471,357)     (6,207,490)
                                                 --------------   -------------

FINANCING ACTIVITIES
   Proceeds from long-term debt                     17,940,286       6,535,976
   Payments on long-term debt                      (12,584,439)     (3,761,672)
   Payment of cash dividends                        (1,196,176)     (1,043,039)
   Proceeds from sale of common stock                1,076,032         835,529
   Repurchase of common stock                         (729,736)       (182,199)
                                                 --------------   -------------
        Net cash provided by financing activities    4,505,967       2,384,595
                                                 --------------   -------------
                           Net increase in cash          3,106         563,646

                      CASH AT BEGINNING OF YEAR        779,910         216,264
                                                 --------------   -------------
                            CASH AT END OF YEAR  $     783,016    $    779,910
                                                 ==============   =============



See accompanying notes.                                                       6

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 1999




1.  The Company and Summary of Significant Accounting Policies

Alaska Power & Telephone Company and subsidiaries (AP&T) supplies electric and telephone service to several communities in the state of Alaska and acts as the general contractor on certain power projects. AP&T is subject to regulation by the Regulatory Commission of Alaska, the Federal Communications Commission, and the Federal Energy Regulatory Commission (the Commissions) with respect to rates for service and maintenance of its accounting records. AP&T's accounting policies conform to generally accepted accounting principles as applied to regulated public utilities and are in accordance with the accounting requirements and rate-making practices of the Commissions.

     Consolidation

The accompanying consolidated financial statements include the accounts of AP&T and its wholly owned subsidiaries, after elimination of significant intercompany transactions and balances.

     Revenue and Cost Recognition

The Company recognizes revenues from fixed-price and modified fixed-price construction contracts on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each contract. This method is used because management considers total cost to be the best available measure of progress on these contracts. Because of inherent uncertainties in estimating costs and percentage of completion, actual results could differ from those estimates.

     Utility Plant and Depreciation

The cost of additions to and replacements of utility plant are capitalized. Cost includes direct material, labor, and similar items and charges for such indirect costs as engineering, supervision, payroll taxes, and pension benefits. AP&T capitalizes, as an additional cost of electric utility plant, an allowance for funds used during construction (AFUDC), which represents the allowed cost of capital used to finance a portion of construction work in progress for projects of more than one year in duration. AFUDC consists of debt and equity components that, when capitalized, are credited as noncash items to other income and interest charges. The cost of current repairs and maintenance is charged to expense, while the cost of betterment is capitalized. The original cost of utility plant together with removal cost, less salvage is charged to accumulated depreciation at such times as assets are retired and removed from service.

In relation to one specific construction project, Goat Lake Hydro, the Company used Power Revenue Bond financing to fund construction. As a result interest costs incurred in 1998 of $1 million related to construction in progress were capitalized. In addition, operating cost of $0.3 million, offset by power sales of $0.7 million, were capitalized during the construction period in 1998. Goat Lake became operational on January 1, 1999.

For financial statement purposes, depreciation is computed on the straight-line method using rates based on average service lives. For income tax purposes, AP&T computes depreciation using accelerated methods where permitted.

     Goodwill

Goodwill is amortized on a straight-line basis over periods ranging from 15 to 40 years.

     Preliminary Survey and Investigation Costs

AP&T defers costs incurred for the preliminary survey and investigation of proposed construction projects in accordance with the rules of the Commissions. These deferred costs are capitalized into utility plant when the preliminary survey and investigation projects are completed or are charged to expense in the period that a proposed project is abandoned.

     Fuel, Supplies, and Other Inventory

Fuel, supplies, and other inventory are valued at the lower of cost or market on a first-in, first-out basis. The supplies and other inventory are primarily held for use in construction projects.

     Income Taxes

AP&T uses the liability method in accounting for income taxes. Accordingly, deferred income taxes result from temporary differences in the recognition of income and expense for tax and financial reporting purposes. The differences are primarily due to preliminary survey and investigation costs and depreciation expense.

     Customer Advances for Construction

Customer advances for construction of additions to the electric distribution systems are deferred and amortized through discounted service billings to the customer over a 60-month period. At the end of the amortization period, any remaining balance is recorded as a reduction of the respective utility plant accounts.

     Stock-Based Compensation

The Company has adopted the disclosure only provisions of FASB Statement No. 123, and applies Accounting Principles Board Opinion No. 25 and related interpretation in accounting for its employee stock option plans. Accordingly, the Company's stock-based compensation expense is recognized based on the intrinsic value of the option on the date of grant. Disclosure in accordance with Statement 123 is provided in Note 9.

     Earnings per Share

The Company has  calculated  its basic  earnings per share data according to the method prescribed in FASB Statement No. 128 "Earnings per Share." Under this Statement, basic earnings per share are based on the weighted average number of shares of common stock outstanding, excluding any potential dilution that could occur if any outstanding options were exercised or any other contracts to issue common stock were converted. Diluted earnings per share reflect the impact of the dilution caused by outstanding stock options using the treasury stock method. FASB Statement No. 128 requires the dual presentation of basic and diluted earnings per share. Average stock outstanding for purposes of calculating diluted earnings per share was 1,207,858 in 1999, and 1,188,480 in 1998 (including the dilutive effect of stock options of 18,074, and 27,777).

     Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

     Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  Utility Plant

                                                                              Annual
                                                                           Depreciation
                                         1999              1998                Rate
                                     --------------------------------------------------
Electric plant:
   Hydroelectric                     $ 19,531,805      $ 19,254,755             2%
   Other generation                    14,904,219        13,153,194          4% to 8%

   Transmission and distribution       23,405,780        22,327,121         2.5% to 4%
   Other                                9,290,997         8,365,382        2.5% to 20%
   Land                                   729,326           715,921             -
                                     -------------     -------------
                Electric               67,862,147       63,816,373
                                     -------------     -------------
Telecommunications plant:
   General support assets               3,199,389         1,360,146        2.5% to 20%

   Central office assets                5,997,341         5,152,424          8% to 13%
   Cable and wire facilities            3,841,375         3,564,312          4% to 6%
   Nonregulated investment              1,056,151         2,285,970         10% to 20%
   Land                                   102,918            83,555             -
                                     -------------     -------------
                Telecommunications     14,197,174        12,446,407
                                     -------------     -------------

                Total utility plant   $82,059,321      $ 76,262,780
                                     =============     =============

3.  Investments and Other Assets

During 1999, AP&T entered into an agreement through ATEAC Inc. to purchase the assets and assume the related liabilities of GTE Alaska, a subsidiary of the GTE Corporation. The agreement is between GTE Corporation and ATEAC Inc., of which AP&T is a 25% shareholder. The total purchase price of $43.35 million will be allocated to the shareholders according to the book value, and any related liabilities, of the particular exchanges each shareholder has agreed to purchase. AP&T's share of the purchase price is approximately $16 million. Financing for the purchase has been arranged through the National Bank for Cooperatives (CoBank). AP&T's investment of $916,215 as of December 31, 1999, represents a down payment on the purchase. Closing on the sale is expected to take place on July 1, 2000.

The company owns a 50% share of Ketchikan Electric Company LLC (KEC), with a total investment of $908,000 as of December 31, 1999. The principal purpose and business of KEC is to construct, own, operate and manage a hydroelectric power system in the Ketchikan Gateway Borough. (See Note 6)

4.  Long-Term Debt

Long-term debt consists of the following:

                                                     1999             1998
                                                 -------------------------------

Goat Lake Hydro,  Inc.,  note  payable to secure
 Power Revenue Bonds series 1997. Face amount of
 $23,000,000 less the original issue discount of
 $321,231,  and the bond  sinking fund amount of
 $225,000, secured by the Power Sales Agreement,
 a  Construction  Funding  Agreement,   and  all
 assets of Goat Lake Hydro,  Inc.  Interest rate
 average of 6% per year, principal due in annual
 installments from 2000 through 2032             $  22,453,769    $ 22,662,182

Other notes payable:

Notes payable to National Bank for Cooperatives (CoBank):

Note payable,  secured by BBL Hydro Inc., assets
 and  revenues,  due  in  monthly  installments,
 through  2022,  at 7.17%  fixed  interest  rate
 through 2002                                        7,751,425       7,860,486

Note payable,  secured by telephone assets,  due
 in  quarterly  installments  through  2008,  at
 7.15% fixed interest rate                           4,218,048       4,552,420

Note payable, secured by electric assets, due in
 quarterly  installments  through 2014, at 7.28%
 fixed interest rate                                 3,631,882       3,788,540

Note payable, secured by electric assets, due in
 quarterly  installments  through 2010, at 7.33%
 fixed interest rate                                 3,426,628       3,598,289

Note payable, secured by electric assets, due in
 quarterly  installments  through 2012, variable
 interest   rate  6.96%  at  December  31,  1999     5,891,908               0


Note  payable,  unsecured  line of  credit,  due
 January 2001,  variable  interest rate 6.96% at
 December 31, 1999                                   4,000,000       4,000,000

                                                     1999              1998
                                                 -------------------------------

Note payable to commercial bank,  unsecured line
 of credit, due December 2001, variable interest
 rate  7.37% at  December  31,  1999             $   1,300,000    $  1,500,000

Other  debt,  unsecured,   with  interest  rates
 ranging  from 2% to 11%,  maturing  at  various
 dates                                               1,363,731         719,629
                                                 --------------   -------------

                                                    54,037,391      48,681,546

                     Less current portion            1,133,602         824,058
                                                 --------------   -------------

                     Total long-term debt        $  52,903,789    $ 47,857,488
                                                 ==============   =============


Annual  maturities for the five years beginning  January 1, 2000 are $1,133,602,
$6,783,381,   $1,593,933,   $1,802,801,   and  $1,940,640,   respectively,   and
$40,783,034, thereafter.

Note payable by Goat Lake Hydro, Inc. (GLH), a wholly owned subsidiary of AP&T, to secure the Power Revenue Bonds series 1997 is the result of the issuance on December 31, 1997, of a series of tax-exempt bonds by the Alaska Industrial Development and Export Authority (AIDEA). The proceeds are restricted in use, for the purpose of financing the acquisition, purchase, construction, improvement, and equipment of the project known as the Upper Lynn Canal Regional Power Supply System. Of these restricted funds, $2 million is required to remain in reserve for the term of the bonds. To secure payment of bond principal and interest, AIDEA has assigned to U.S. Bank Trust National Association all rights and interests in the note. The note is secured by all assets and revenues of GLH and a Power Sales Agreement (PSA) between GLH and Alaska Power Co. (APC), both wholly owned subsidiaries of AP&T. The Regulatory Commission of Alaska has approved the PSA for the life of the GLH note. This approval allows APC to charge its customers the entire annual costs as defined in the PSA, i.e., principal and interest due on the bonds, all operating costs (excluding depreciation), general and administrative costs, and the return on equity permitted by the commission. The PSA requires all GLH's production and sales of electricity be sold to and purchased by APC for the life of the agreement.

CoBank is organized similar to a cooperative and is owned by the customers it serves. As such, a portion of CoBank's earnings is returned to its customers. AP&T's loan agreements with CoBank require that a portion of CoBank's earnings returned to AP&T be invested in additional stock of CoBank based on a five-year average of the outstanding borrowings. The electric and telephone assets of the Company's two principal operating subsidiaries, Alaska Power Company and Alaska Telephone Company, secure these loan agreements. As part of these agreements, the Company is required to meet certain covenants. At December 31, 1999, the Company is in compliance with all covenants.

As of December 31, 1999, the Company had unsecured lines of credit of $4,000,000 from CoBank and $7,500,000 from other commercial banks. This total of $11,500,000, less the outstanding amount of $5,300,000, is available for general and other corporate needs.

Interest paid on debt was $3,373,242 in 1999, and $1,897,446 in 1998.

5.  Operating Lease Agreements

AP&T leases its administrative office and a portion of its utility plant under noncancellable leases expiring through 2011. Total rent expense was $409,296 and $338,018 for 1999 and 1998, respectively. Certain of the leases include renewal provisions at AP&T's option. Minimum rental commitments under noncancellable operating leases, excluding hydroelectric operations, are $434,872. Minimum annual rental commitments are $54,516 in each of the next five years. Additional lease agreements have been secured for the use of the land for hydroelectric operations. The term of the agreements extend for the life of the hydroelectric license, 50 years. Total rent expense for hydroelectric operations was $133,010 in 1999, and $126,570 in 1998.

6.  Construction Contract Commitments

The Company has signed a fixed price construction contract totaling $17.2 million with KEC (See Note 3) to build the Mahoney Lake Hydroelectric project. License requirements and permitting were performed during 1999. The primary construction efforts are expected to begin in the year 2000. A construction line of credit from CoBank to KEC will supply the financing requirements for the project. Obtaining funding of the construction line of credit is subject to the completion of a Power Sales Agreement between KEC and Ketchikan Public Utility, and will be secured by the assets of KEC. Construction contract revenues and expenses on completed contracts during 1999, were $4.3 million and $3.2 million respectively.

7.  Income Taxes

The components of the consolidated provision for income taxes are as follows:

                                                     1999             1998
                                                 -------------------------------
   Current:
      Federal                                    $      10,806    $    564,667
      State                                             (2,290)        148,519
                                                 --------------   -------------
                                                         8,516         713,186

   Deferred                                          1,159,939         456,795
                                                 --------------   -------------
            Provision for income taxes           $   1,168,455    $  1,169,981
                                                 ==============   =============

Total tax expense differs from that computed at the statutory federal income tax rate due to the following:

                                                      1999             1998
                                                 -------------------------------

  Income tax provision at federal rate of 34%    $   1,162,849    $  1,150,727
  State income taxes, net of federal benefit           189,049         188,458
  Amortization of deferred investment tax credits      (12,807)        (12,807)
  Benefit of cash dividends paid to ESOP members      (173,408)       (149,077)
  Other                                                  2,772          (7,320)
                                                 --------------   -------------
            Provision for income taxes           $   1,168,455    $  1,169,981
                                                 ==============   =============

The components of the deferred tax assets and liabilities as of December 31, 1999 and 1998 are as follows:

                                                      1999             1998
                                                 -------------------------------
  Current:
     Deferred tax assets                         $    (109,761)   $    (94,038)
     Deferred tax liabilities                          207,465         211,905
                                                 --------------   -------------
                                                        97,704         117,867

  Long-term deferred tax liabilities                 5,981,046       4,800,944
                                                 --------------   -------------
  Total net deferred tax liability               $   6,078,750    $  4,918,811
                                                 ==============   =============

Federal and state income taxes paid were $649,000 in 1999, and $410,000 in 1998.

8.  Employee Stock Ownership Plan

AP&T maintains an employee stock ownership plan. All employees who have completed one year of full-time service (1,000 hours) and have attained the age of 21 are eligible to participate in the plan. Participants may elect to contribute from 1% to 16% of their wages to the plan, which can be invested in the common stock of AP&T or into other investment accounts. Employer contributions match the participant's contributions up to the first 3% of the participant's wages. Employer matching contributions were $136,719 and $124,657 in 1999 and 1998, respectively. Additional employer contributions are made annually at 5% of the eligible employees' gross wages. These additional employer contributions were $233,832 and $217,909 in 1999 and 1998, respectively. Employer contributions are allocated to all plan participants as of December 31, the end of the plan year. The plan provides that participants' interests in employer-funded contributions become fully vested after five years of full-time employment. ESOP shares outstanding are included in the earnings per share calculations.

9.  Stock Option Plan

In 1991, AP&T established a stock option plan. The plan provides for the grant of incentive stock options. Stockholders have approved a total of 250,000 shares to be reserved for the plan from the authorized and unissued common stock. These options become exercisable five years after the date of grant and expire ten years after the date of grant. The effect on net income and earnings per share of the fair value approach under FASB Statement No.123 is not materially different from those amounts recorded under APB 25. A summary of the activity related to the plan is as follows:
                                                                     Weighted
                                                    Shares      Average Exercise
                                                    Under        Price Per Share
                                                    Option
                                                 -------------------------------

  Balance at December 31, 1997, unexercised          119,000          $ 14.58
     Granted                                          38,500            22.55
     Canceled                                          1,500            12.45
     Exercised                                         9,000            10.64
                                                 ---------------
  Balance at December 31, 1998, unexercised          147,000            18.29
                                                 ---------------
     Granted                                          38,500            23.00
     Canceled                                         11,500            17.81
     Exercised                                        17,500            10.59
                                                 ---------------
  Balance at December 31, 1999, unexercised          156,500          $ 20.34
                                                 ===============

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